Exhibit 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Second Quarter 2021 Financial Results

TAIPEI, Taiwan, November 16, 2021 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the six months ended June 30, 2021. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2021 Financial Results (Ended June 30, 2021), and 2020 comparative results

	First 6 Months 2021	First 6 Months 2020	CHANGE
Revenues	$225.3 million	$127.6 million	76.5%
Operating Profit	$5.0 million	$0.3 million	1780.3%
Net (Loss)	$(0.1) million	$(1.2) million	90.2%
EPS(1)	$(0.01)	$(0.09)	88.9%

(1)

The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the six months ended June 30, 2021 and 2020, respectively.

First Six Months 2021 Results

Revenues for the six months ended June 30, 2021, were $225.3 million, an increase of 76.5% from $127.6 million for the six months ended June 30, 2020. The increase was primarily attributable to revenue increases in the Company’s Thailand, North Asia, and Rest of World (“ROW”) regions. Net revenue in the Company’s Thailand region increased by 58.0%, primarily attributable to increases in copper prices and due to lower sales in the first half of 2020 because of the pandemic. Revenues in the Company’s North Asia region increased by 83.8%, primarily attributable to increases in copper prices and due to lower sales in the first half of 2020 because of the pandemic. Revenues in the Company’s Rest of World (“ROW”) region increased by 102.8%, primarily due to deferral of orders in Singapore (which had a lockdown from March to June 2020) and stricter border control in Australia. The Company’s North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit (loss) for the six months ended June 30, 2021 increased to $5.0 million from $0.3 million for the six months ended June 30, 2020. Operating profit margin increased from 0.2% in 2020 to 2.2% in 2021. In the Thailand region, operating profit (loss) margin increased slightly year over year from 3.7% to 3.9%. Revenue increased by 58%, but operating profit remained low because the Thailand region provided a $2.2 million allowance for diminution in the value of inventories in 2021. In the North Asia region, operating profit (loss) margin decreased slightly from 3.0% in 2020 to 2.7% for the same period in 2021, primarily attributable to copper price fluctuations. The ROW region’s operating profit (loss) margin increased from (4.1)% in 2020 to 1.3% in 2021, primarily attributable to decreased competition due to COVID-19.

Selling, general and administrative expenses for the six months ended June 30, 2021 were $13.0 million, compared to $11.8 million reported for the six months ended June 30, 2020. Net income (loss) attributable to APWC shareholders was $(0.1) million for the first six months of 2021, compared to $(1.2) million for the same period in 2020. The increase in net income was primarily due to an increase in gross profit. The weighted average number of shares issued and outstanding was 13.82 million for the six months ended June 30, 2021 and 2020.

Financial Condition

APWC reported $39.0 million in cash and cash equivalents as of June 30, 2021, compared to cash and cash equivalents of $52.2 million as of December 31, 2020.

Current assets totaled $306.6 million as of June 30, 2021, compared to $263.7 million as of December 31, 2020. Working capital was $168.9 million as of June 30, 2021, as compared to $174.3 million as of June 30, 2020. Short term bank loans were $56.2 million at June 30, 2021, an increase from $10.1 million at the end of 2020. The Company had $3.5 million in long-term debt outstanding at June 30, 2021, compared to $3.7 million in long-term debt as of December 31, 2020. Shareholder’s equity attributable to APWC was $152.6 million as of June 30, 2021, compared to $157.9 million as of December 31, 2020.

APWC reported $46.3 million in cash used in operations during the six months ended June 30, 2021, compared to cash generated from operations of $10.8 million in the corresponding period in 2020. The increase in cash used in operations in 2021 was primarily attributable to recovery of economy, which led to an increase in purchases of materials and copper prices. The Company reported $1.9 million in cash outflows from investing activities during the six months ended June 30, 2021, compared to $15.7 million in cash outflows in the same period of 2020. The decrease in cash used for investing activities was attributable primarily to decrease in purchase of investment properties and short-term bank deposits in 2021. APWC reported $38.7 million in cash inflows from financing activities during the first six months of 2021, compared to $5.6 million in cash inflows from financing activities in the same period of 2020. The increase in cash inflows in 2021 was primarily attributable to an increase in borrowings.

We encourage shareholders to visit the Company’s website for further information (www.apwcc.com). Information on the Company’s website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates our business through operating subsidiaries. Through our subsidiaries, our Company is principally engaged in the manufacture and distribution (in descending order of sales) of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China (the “PRC”), Hong Kong and certain other markets in the Asia Pacific region. Our Company also engages in the distribution of certain wire and cable products manufactured by our controlling shareholder, Pacific Electric Wire & Cable Company (a Taiwanese company), and third parties. Our Company also provides project engineering services in the supply, delivery and installation of power cable. Our Company’s major customers include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. In 2020, the Thailand market accounted for approximately 46% of sales, the Rest of World (“ROW”) market (which refers to Australia, Singapore and certain other markets in the Asia Pacific region) accounted for approximately 31% of sales, and the North Asia market (which refers to PRC and Hong Kong) accounted for approximately 23% of sales.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of U.S. Dollars, except share data)

	For the six months ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Revenue	$225,282	$127,614
Cost of sales	(207,414)	(115,544)

Gross profit	17,868	12,070
Other operating income	238	262
Selling, general and administrative expenses	(13,025)	(11,844)
Other operating expenses	(117)	(224)

Operating profit	4,964	264
Finance costs	(583)	(370)
Finance income	76	178
Share of loss of associates	(1)	(1)
Exchange loss	(2,776)	145
Other income	731	584
Other expense	(1)	—

Profit before tax	2,410	800
Income tax expense	(1,738)	(1,134)

Profit/(loss) for the period	$672	$(334)

Attributable to:
Equity holders of the parent	$(116)	$(1,180)

Non-controlling interests	$788	$846

Basic and diluted loss per share	$(0.01)	$(0.09)

Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of U.S. Dollars, except share data)

	For the six months
	ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Profit/(loss) for the period	$672	$(334)
Other comprehensive loss
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(10,072)	(6,919)

	(10,072)	(6,919)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at fair value through other comprehensive income/(loss)	645	(1,069)
Income tax effect	(129)	214

	516	(855)
Re-measuring income on defined benefit plans	244	134
Income tax effect	(49)	(26)

	195	108
Other comprehensive loss for the period, net of tax	(9,361)	(7,666)

Total comprehensive loss for the period, net of tax	(8,689)	(8,000)

Attributable to:
Equity holders of the parent	(5,219)	(6,096)
Non-controlling interests	(3,470)	(1,904)

	$(8,689)	$(8,000)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars, except share data)

	As of June 30, 2021 (Unaudited)	As of December 31, 2020 (Audited)
Assets
Current assets
Cash and cash equivalents	$39,014	$52,237
Financial assets at fair value through profit or loss	441	—
Trade receivables	98,012	82,071
Other receivables	3,472	6,192
Contract assets	9,286	10,245
Due from related parties	11,983	10,982
Inventories	133,297	96,371
Prepayments	5,759	4,055
Other current assets	5,357	1,546

	306,621	263,699

Non-current assets
Financial assets at fair value through other comprehensive income	2,866	2,271
Property, plant and equipment	53,331	54,700
Right of use assets	3,023	3,248
Investment properties	6,108	6,378
Intangible assets	148	180
Investments in associates	870	930
Deferred tax assets	3,961	3,889
Other non-current assets	3,564	2,824

	73,871	74,420

Total assets	$380,492	$338,119

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars, except share data)

	As of June 30, 2021 (Unaudited)	As of December 31, 2020 (Audited)
Liabilities
Current liabilities
Interest-bearing loans and borrowings	$56,193	$10,131
Trade and other payables	38,077	27,370
Due to related parties	6,541	10,620
Accruals	20,397	21,361
Current tax liabilities	3,205	3,567
Employee benefit liabilities	1,918	1,950
Lease liabilities	449	551
Other current liabilities	10,907	7,826

	137,687	83,376
Non-current liabilities
Interest-bearing loans and borrowings	3,493	3,650
Employee benefit liabilities	9,580	10,027
Lease liabilities	1,675	1,783
Deferred tax liabilities	4,686	4,408

	19,434	19,868

Total liabilities	157,121	103,244

Equity
Issued capital	138	138
Additional paid-in capital	110,416	110,416
Treasury shares	(38)	(38)
Retained earnings	52,716	52,832
Other components of equity	(10,591)	(5,488)

Equity attributable to equity holders of the parent	152,641	157,860
Non-controlling interests	70,730	77,015

Total equity	$223,371	$234,875

Total liabilities and equity	$380,492	$338,119

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. Dollars)

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Operating activities:
Profit before tax	2,410	800
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	2,659	2,577
Impairment of property, plant and equipment	28	—
Amortization of intangible assets	27	29
Gain on disposal of property, plant and equipment	(114)	(43)
Adjustment for gain on fair value of derivatives	(458)	(25)
Finance income	(76)	(178)
Finance costs	583	370
Share of loss of associates	1	1
Impairment for trade receivables	89	223
Reversal of impairment for trade receivables for related parties	(4)	(7)
Reversal of impairment for other receivable	—	(111)
Impairment of inventories	2,584	982
Unrealized foreign exchange difference, net	2,037	111
Changes in operating assets and liabilities
Trade and other receivable, net	(19,022)	22,042
Contract assets	791	2,886
Inventories	(44,828)	(22,667)
Prepayment and other current assets	(5,858)	(3,427)
Amounts due to/from related parties	731	633
Other non-current assets	(283)	(80)
Trade and other payables, accruals, other current liabilities and
other non-current liabilities	15,016	7,215

Net cash flows (used in) provided by operating activities	(43,687)	11,331
Interest received	84	1,032
Interest paid	(485)	(296)
Income tax paid	(2,168)	(1,220)

Net cash (used in) provided by operating activities	(46,256)	10,847
Investing activities:
Purchases of property, plant and equipment	(4,226)	(3,892)
Purchases of intangible assets	(1)	(55)
Purchases of investment properties	—	(4,865)
Purchases of long-term bank deposits	(39)	(604)
Purchases of short-term bank deposits	(1,281)	(6,388)
Proceeds from disposal of property, plant and equipment	133	64
Proceeds from maturities of short-term bank deposits	3,509	—

Net cash used in investing activities	(1,905)	(15,740)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(2,815)	(1,207)
Repayments of borrowings	(2,817)	(2,297)
Repayments of borrowings—related parties	(6,000)	—
Proceeds from borrowings	50,650	9,340
Principal elements of lease payments	(316)	(274)

Net cash provided by financing activities	38,702	5,562
Effect of exchange rate	(3,764)	(1,421)

Net decrease in cash and cash equivalents	(13,223)	(752)
Cash and cash equivalents at beginning of year	52,237	53,673

Cash and cash equivalents at end of period	39,014	52,921